UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A [Rule 13d-101]
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 14) *

Embotelladora Andina S.A.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
None *
(CUSIP Number)
* CUSIP number for American Depositary Shares representing
Series A Common Stock is
29081P 20 4
CUSIP number for American Depositary Shares representing
Series B Common Stock is
29081P 30 3

Bernhard Goepelt
Senior Vice President and General Counsel
The Coca‑Cola Company
One Coca‑Cola Plaza
Atlanta, Georgia 30313
(404) 676‑2121
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA COMPANY 58-0628465
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% of the shares of Series A Common Stock, no par value, outstanding; 14.7% of the shares of Series B Common Stock, no par value, outstanding
14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA EXPORT CORPORATION 13-1525101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% of the shares of Series A Common Stock, no par value, outstanding; 14.7% of the shares of Series B Common Stock, no par value, outstanding
14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% of the shares of Series A Common Stock, no par value, outstanding; 14.7% of the shares of Series B Common Stock, no par value, outstanding
14	TYPE OF REPORTING PERSON* OO (limited liability company)

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA DE CHILE S.A. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 69,348,241 shares of Series B Common Stock, no par value
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% of the shares of Series A Common Stock, no par value, outstanding; 14.7% of the shares of Series B Stock, no par value, outstanding
14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

This Amendment No. 14 amends and supplements the original Schedule 13D filed on September 16, 1996 by The Coca-Cola Company and certain of its subsidiaries, as mended by Amendments No. 1 through No. 13 (as further amended by this Amendment No. 14, the “Schedule 13D).”

Coca-Cola de Chile S.A. (“CC Chile”) owns directly 67,938,179 shares of Series A Common Stock, no par value (“Series A Stock”), and 67,938,179 shares of Series B Common Stock, no par value (“Series B Stock”), of Embotelladora Andina S.A. (“Andina”). Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca-Cola de Argentina S.A.) (“CC Argentina”) owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock. CC Chile and CC Argentina are direct subsidiaries of The Coca‑Cola Export Corporation (“Export”); and Export is a direct wholly owned subsidiary of The Coca‑Cola Company (“KO”). CC Chile, CC Argentina, Export and KO are herein collectively referred to as the “Reporting Persons or “KO Shareholders.”

Based on the Form 6-K filed by Andina with the U.S. Securities and Exchange Commission on December 17, 2018, a total of 473,289,301 shares of Series A Stock and a total of 473,281,303 shares of Series B Stock were outstanding.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended as follows:

The principal executive offices of CC Argentina are located at Vedia 4090, Buenos Aires, C1430 DAP, C.A.B.A. Argentina.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

Each of the Reporting Persons intends to dispose, subject to market conditions and opportunities, of all or a portion of the Series B Shares owned by it in the open market, block trades, blockbuild auctions or privately negotiated transactions, at prevailing market prices or at negotiated prices. Until the Reporting Persons dispose of all of the Series B Shares held by them, the Reporting Persons intend to continuously review their investments in Series B Shares and each of the Reporting Persons specifically reserves the right to change its plans or intentions with respect to the disposition of Series B Shares at any time or from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

CC Chile owns directly 67,938,179 shares of Series A Stock and 67,938,179 shares of Series B Stock; and CC Argentina owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock. KO, Export, CC Chile and CC Argentina collectively beneficially own and have sole voting and dispositive power over an aggregate of 69,348,241 shares of Series A Stock and 69,348,241 shares of Series B Stock, representing 14.7% of the outstanding Series A Stock and 14.7% of the outstanding Series B Stock, respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

AMENDMENT TO THE RESTATED SHAREHOLDERS’ AGREEMENT

The KO Shareholders, the issuer (“Andina”), and certain other shareholders of Andina are parties to an Amended and Restated Shareholders’ Agreement dated as of June 25, 2012, as amended as of August 31, 2012 and August 18, 2014 (the “Restated Shareholders' Agreement”) providing, among other things, for certain restrictions on the transfer of and rights of first refusal, rights of first offer, put rights and preemptive rights with respect to, shares of Andina capital stock and for certain corporate governance matters. Certain of the terms of the Restated Shareholders’ Agreement are described in Amendment No. 10. Capitalized terms used but otherwise not defined or re-defined in this Item 6 have the respective meanings ascribed to them in Amendment No. 10.

The KO Shareholders, the other parties to the Restated Shareholders’ Agreement, Inversiones Chucao Limitada (“Chucao”) (successor in interest to Inversiones El Olivillo Limitada and Inversiones Alerce Limitada), and Chucao’s beneficial owners entered into a Third Amendment to the Restated Shareholders’ Agreement dated as of June 20, 2016 (the “Third Amendment”) whereby Chucao became a party to the Restated Shareholders’ Agreement as part of the Freire group.

In addition, the KO Shareholders, the other parties to the Restated Shareholders’ Agreement, Inversiones Lleuque Limitada (“Lleuque”) (successor in interest to Chucao), and Lleuque’s beneficial owners entered into a Fourth Amendment to the Restated Shareholders’ Agreement dated as of June 7, 2018 (the “Fourth Amendment”), whereby Lleuque became a party to the Restated Shareholders’ Agreement as part of the Freire group.

Copies of the Third Amendment to the Amended and Restated Shareholders’ Agreement and Fourth Amendment to the Amended and Restated Shareholders’ Agreement are attached as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference herein.

AMENDMENT TO THE OPTION AGREEMENT

The KO Shareholders, certain other parties to the Restated Shareholders’ Agreement and Andina are parties to a Stock Purchase Option Agreement and Custody Agreement dated as of September 5, 1996, as amended as of December 17, 1996, September 28, 2012, October 1, 2012, December 26, 2012 and August 18, 2014 (the “Option Agreement”) pursuant to which, among other things, the Majority Shareholders agreed to provide the KO Shareholders with a call right relating to Shares held by them and agreed to certain restrictions regarding the transfer of Shares held by them. Certain of the terms of the Option Agreement are described in Amendment No. 10. Capitalized terms used but otherwise not defined or re-defined in this Item 6 have the respective meanings ascribed to them in Amendment No. 10.

The KO Shareholders, the other parties to the Option Agreement and Chucao entered into an amendment to the Option Agreement dated as of June 20, 2016 (the “Chucao Amendment”), pursuant to which Chucao became a party to the Option Agreement.

In addition, the KO Shareholders, the other parties to the Option Agreement, and Lleuque entered into an amendment to the Option Agreement dated as of June 7, 2018 (the “Lleuque Amendment”), pursuant to which Lleuque became a party to the Option Agreement.

Copies of the Chucao Amendment and the Lleuque Amendment translated from Spanish, are attached as Exhibits 99.4 and 99.5, respectively, and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

EXHIBIT NO.	DESCRIPTION
Exhibit 99.1	Directors and Executive Officers of the Reporting Persons
Exhibit 99.2	Third Amendment to the Amended and Restated Shareholders’ Agreement
Exhibit 99.3	Fourth Amendment to the Amended and Restated Shareholders’ Agreement
Exhibit 99.4	Amendment dated June 20, 2016 to Option Agreement and Custody Agreement [Translated from Spanish]
Exhibit 99.5	Amendment dated June 7, 2018 to Option Agreement and Custody Agreement [Translated from Spanish]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2019	THE COCA-COLA COMPANY By: /s/ Kathy N. Waller Name: Kathy N. Waller Title: Executive Vice President & Chief Financial Officer

Date: January 30, 2019	THE COCA-COLA EXPORT CORPORATION By: /s/ Larry Mark Name: Larry Mark Title: Vice President and Controller

Date: January 30, 2019	COCA-COLA DE CHILE S.A. By: /s/ Daniel Vercelli Name: Daniel Vercelli Title: General Manager Chile

Date: January 30, 2019	SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. By: /s/ Jose Maria Cagliolo Name: Jose Maria Cagliolo Title: Director